E & S Holdings, Inc.
                             5046 East Boulevard NW
                               Canton, Ohio 44718
                             Phone/Fax: 330-966-8120
                            Toll Free: 1-866-966-8120
                            www.portablepipevice.com


                                  March 8, 2005


United States Securities and Exchange Commission
Attn: Patricia Armelin, Staff Accountant
450 5th Street, NW
Washington, DC 20549

Re: E & S Holdings, Inc.
     Form 10KSB for the year ending May 31, 2004
     Form 10QSB for the period ended November 30, 2004
     File No.: 000-50101

Dear Ms. Armelin:

Please consider this communication as supplemental information in response to the Commission's letter of February 28, 2005. In response to your comments, I can advise you as follows.

                   FORM 10KSB FOR THE YEAR ENDING MAY 31, 2004
                         EXHIBITS 31.1 AND EXHIBIT 31.2

     1. It is noted that there is an inconsistency with respect to the language in the certification in that it does not comply with the requirements set forth in Section 302 of the Sarbanes-Oxley Act of 2002 and Item 601(31) of Regulation SB. Please be advised that the certification as set forth in your letter will be utilized in all subsequent annual reports.

                FORM 10QSB FOR THE PERIOD ENDED NOVEMBER 30, 2004
                      NOTE C - FORGIVENESS OF DEBT, PAGE 5

     2. In determining the proper treatment of the transaction, we referred to APB 26, Extinguishment of Debt, and SFAS 145 which eliminated the former requirement that gains and losses from the extinguishment of debt be presented as extraordinary items. Since the company is in the development stage, professional standards required the presentation of results of operations from inception. As a result of the forgiveness of the liabilities, the Company believes that the reduction of the related gross expenses more accurately presents the true results of the Company's operations.

In addition, consideration was given to footnote 1 of paragraph 20 of APB 26. The Company is of the opinion that rather than treating the forgiveness as a capital transaction, the reversal of the expenses more fairly reflects the true economic activity of the company. No additional right was received by the parties on the forgiveness of these expenses. Therefore, in essence, the forgiveness represents the reversal of an over accrual of prior expenses, giving rise to its treatment as income.

On behalf of the Company, it is acknowledged that the Company is responsible for the adequacy and accuracy of the disclosure in its filings. It is further acknowledged that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and, the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments with regard to the company's response to your above referred to communication.

                                   Very truly yours,

                                   /s/ Edward A. Barth
                                   -----------------------------
                                   Edward A. Barth,
                                   Principal Executive and Financial Officer